UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1 sets forth the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in the Registrant’s preliminary offering memorandum dated November 18, 2021 in connection with the proposed offering of convertible senior notes.

99.2	Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2 sets forth the unaudited interim condensed consolidated financial statements for the nine months periods ended September 30, 2020 and 2021 included in the Registrant’s preliminary offering memorandum dated November 18, 2021 in connection with the proposed offering of convertible senior notes.

99.3	Supplemental Disclosure

Exhibit 99.3 sets forth certain extracted disclosure from the “Offering Summary” and “Risk Factors” sections included in the Registrant’s preliminary offering memorandum dated November 18, 2021 in connection with the proposed offering of convertible senior notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: November 18, 2021